Via Facsimile and U.S. Mail
Mail Stop 6010

June 20, 2006

Mr. Mark J. Morrison
Chief Financial Officer
Hallmark Financial Services, Inc.
777 Main Street, Suite 1000
Fort Worth, TX 76102

Re: Hallmark Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 23, 2006
File No. 001-11252

Dear Mr. Morrison:

        We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates and Judgments

Reserves for Unpaid Losses and Loss Adjustment Expenses

1. Please provide us, in disclosure-type format the specific actuarial techniques and assumptions you use when estimating the liability for losses and LAE.

2. It appears that you have significantly revised your estimate of loss reserves recorded in prior years. We believe that beneficial disclosure should explain the lines of business and policy years in which the changes took place and the actual factors or events that caused the changes. Please provide us the following in disclosure-type format to explain the reasons for your change in estimates:

   a. Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.
   b. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

3. We note that you assume a large amount of business from third parties which would require you to set your claim reserves for assumed reinsurance operations based upon information received from cedants. As this appears to pose a potential for a higher degree of uncertainty in establishing the estimate of assumed loss reserves as compared to direct loss reserves, please provide us, in disclosure-type format proposed disclosure for the critical accounting estimates section of MD&A related to this uncertainty. Also, please consider including the following:

   a. Include in this discussion the risks associated with making this estimate and the effects and expected effects this uncertainty has or will have on management's judgments and assumptions in establishing the assumed loss reserve.
   b. The nature and extent of the information received from cedants related to policies, claims, unearned premiums and loss reserves;
   c. The time lag from when claims are reported cedant to when the cedant reports them to the company and whether, how, and to what extent this time lag effects the loss reserve estimate;
   d. How management uses the information received from the cedants in its determination of its assumed loss reserves, whether reinsurance intermediaries are used to transact and service reinsurance policies, and how that impacts the loss reserving methodology;
   e. The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;
   f. What process management performs to determine the accuracy and completeness of the information received from the cedants;
   g. How management resolves disputes with cedants, how often disputes occur, and the magnitude of any current, material disputes; and
   h. Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the pool and cedants.

<u>Ceding Commissions of the Personal Insurance Operations and Recognition of Profit Sharing Commission Revenues of the Commercial Insurance Operation.</u>

4. We note you provide a sensitivity analysis for your ceding commissions. Please tell us, in disclosure-type format, if the 0.5% changes reflect reasonably likely changes in the provisional loss ratio. If the changes are not reasonably likely, please provide us a revised analysis that discloses the reasonably likely changes in your provisional loss ratios and the effect that these changes would have on your ceding commission.

<u>Consolidated Financial Statements</u>

<u>Consolidated Balance Sheets</u>

5. Please explain to us why your deferred policy acquisition costs balance is higher than your unearned premiums balance as of December 31, 2004. In your response please also tell us how you are able to amortize the deferred acquisition costs in accordance with paragraph 29 of SFAS 60 given the fact the deferred acquisition costs are in excess of related the unearned premiums.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Joseph Roesler, Accounting Branch Chief, at (202) 551-3628 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant